PLACER DEL MAR, LTD.
                                3707 Fifth Avenue
                               San Diego, CA 92103
                                # (775) 352-3839
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                                                                    May 26, 2005

Pam Howell
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Registration Statement on Form SB-2
    File No. 333-127736
    Amendment Filed: January 11, 2006

Dear Ms. Howell,

Per your comment letter dated February 1, 2006, we submit the following as a part of the third amendment to our registration statement on Form SB-2.

SUMMARY

1.   We have updated the financials to March 31, 2006.

PLAN OF DISTRIBUTION

2. The material term has been disclosed. The loan is a verbal agreement. We have stated there is no interest that will be paid to the director and no termination date of the loan.

DESCRIPTION OF BUSINESS

3. We have discussed in greater detail the phased nature of the exploration process. We have provided a greater discussion of the activities to be taken in phases one and two.

4. We have removed the word success and replace with "upon discovery of economically viable minerals."

5. We have disclosed if we are unable to obtain additional funding, " we intend to close the business and investors will likely lose their money."

6.   We have explained on page #19 and #24,
     "There is no legal obligation for the director to provide such funding. In the event our director does not provide such funding business will likely fail, cease operations, and investors will likely lose their money."
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7.   We have disclosed we have been granted the right to free access and exploration of the property together with the sole and exclusive right to establish mineral claims on the property subject to a 1% net smelter returns royalty reserved in favor or Mr. Alvarez. We have also disclosed we have as of April 24, 2006 filed a mineral claim with the Mexican government.

8. We have clarified the mining tariff is an annual payment of $200 to the Federal Government of Mexico. We have stated when the next payment is due.

9.   We have disclosed the term of the mineral rights revenue sharing agreement.

10. We have disclosed the mineral rights revenue sharing agreement is in effect as of April 24, 2006 when we signed an agreement which supersedes the old "option" agreement. A mineral claim has been filed with the Mexican government.

11.  We have included the mineral rights revenue share agreement as exhibit 10.

12. We have advised our EDGAR filer to also file a .pdf version of the registration statement so the map will be available to you on EDGAR. We have also provided copies to you via mail.

13.  We have removed the discussion of local geology.

PLAN OF OPERATION

14. We have disclosed, "If the company is unable to fund its activities identified in the Phase One then its operations will cease, the business will fail, and investors will likely lose their money. In the event the company fails to identify economically viable minerals or raise the necessary funding to continue its operations then it intends to cease its business activities. If the company's registration statement is declared effective and it is unable to continue its operations due a lack of viable minerals or a lack of funding then it intends to withdraw its registration statement. "

EXHIBITS

15. We have removed the geology report as an exhibit and removed any wording referring the reader to it.

Sincerely,

/s/ Humberto Bravo
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Humberto Bravo
President & Director